

December 10, 2014

<u>Via E-mail</u>
Jiayue Zhang
President and Chief Executive Officer
Taxus Pharmaceuticals Holdings, Inc.
245-16 Horace Harding Expressway
Little Neck, NY 11362

> **Re:** **Taxus Pharmaceuticals Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 26, 2014**
> **File No. 333-200602**

Dear Mr. Zhang:

Our preliminary review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. Specifically, we note the following:

1. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X, and provide an updated consent from your independent registered public accounting firm. Please update your disclosure throughout the prospectus to conform, as necessary, to your updated financial information.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you have any questions, please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

Jiayue Zhang
Taxus Pharmaceuticals Holdings, Inc.
December 10, 2014

cc: <u>Via E-mail</u>
       Man Yam, Esq.
       Bernard & Yam, LLP
       140-75 Ash Avenue, Suite 2D
       Flushing, NY 11355